UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LMIC, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

539440107

(CUSIP Number)

Kwok Li

Linsang Partners LLC

6435 Virginia Manor Road

Beltsville, MD 20705

(240) 264-8306

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2003

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

Continued on following page(s)

Page 1 of 14 Pages

Exhibit Index: Page 9

SCHEDULE 13D

CUSIP No. 539440107

1	Name of Reporting Person

I.R.S. Identification Nos. of Above Persons (entities only)

Linsang Partners, LLC

2	Check the Appropriate Box If a Member of a Group

a.  ☒

b.  ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 5,317,787
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,317,787
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,317,787

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

56.0%

14	Type of Reporting Person (See Instructions)

00

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 539440107

1	Name of Reporting Person

I.R.S. Identification Nos. of Above Persons (entities only)

Linsang International LP

2	Check the Appropriate Box If a Member of a Group

a.  ☒

b.  ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,875,461
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,875,461
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,875,461

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

19.7%

14	Type of Reporting Person (See Instructions)

PN

Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No. 539440107

1	Name of Reporting Person

I.R.S. Identification Nos. of Above Persons (entities only)

Kwok Li

2	Check the Appropriate Box If a Member of a Group

a.  ☒

b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 5,317,787
	8	Shared Voting Power 1,875,461
	9	Sole Dispositive Power 5,317,787
	10	Shared Dispositive Power 1,875,461

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,193,248

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

75.7%

14	Type of Reporting Person (See Instructions)

IN

Page 4 of 14 Pages

SCHEDULE 13D

CUSIP No. 539440107

1	Name of Reporting Person

I.R.S. Identification Nos. of Above Persons (entities only)

Hyla Holdings, LLC

2	Check the Appropriate Box If a Member of a Group

a.  ☒

b.  ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole voting power 1,875,787
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,875,787
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,875,787

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

19.7%

14	Type of Reporting Person (See Instructions)

00

Page 5 of 14 Pages

SCHEDULE 13D

CUSIP No. 539440107

1	Name of Reporting Person

I.R.S. Identification Nos. of Above Persons (entities only)

Felice Li

2	Check the Appropriate Box If a Member of a Group

a.  ☒

b.  ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,875,461
	8	Shared Voting Power 5,317,787
	9	Sole Dispositive Power 1,875,461
	10	Shared Dispositive Power 5,317,787

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,193,248

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

75.7%

14	Type of Reporting Person (See Instructions)

IN

Page 6 of 14 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock (the “Common Stock”) $0.001 per share of LMIC, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6435 Virginia Manor Road, Beltsville, MD 20705.

Item 2. Identity and Background.

(a), (b) and (c) This statement is filed by Linsang Partners, LLC, a Delaware limited liability company (“Linsang”), Linsang International LP, a Delaware limited partnership (“Linsang International”), Hyla Holdings, LLC, a Delaware limited liability company (“Hyla”), Kwok Li and Felice Li (together with Linsang, Linsang International and Hyla, the “Reporting Persons”). Linsang’s principal business is investing in and developing businesses. The principal business of Linsang International is investing. The principal business of Hyla is acting as the general partner of Linsang International. Kwok Li’s principal occupation is serving as the Managing Member of Linsang. Felice Li’s principal occupation is an investor. The principal office of Linsang, Linsang International, Kwok Li and Felice Li is 6435 Virginia Manor Road, Beltsville, MD, 20705. The principal office of Hyla is 6435 Virginia Manor Road, Beltsville, MD 20705.

(d) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual with respect to whom information is provided in response to this Item is a citizen of the United States of America.

Item 3. Sources and Amounts of Funds or Other Consideration

Linsang acquired 5,317,787 shares of Common Stock in exchange for its stock of Linsang Manufacturing, Inc. (“LMI”), upon the merger of LMI with a wholly owned subsidiary of the Issuer (the “Merger”) pursuant to the terms of the Agreement and Plan of Reorganization, dated as of May 1, 2003, as amended to date, by and among the Issuer, its principal stockholders, Linsang Acquisition Corp., a wholly-owned subsidiary of the Issuer (“LAC”), LMI and LMI’s principal stockholders (the “Merger Agreement”).

Linsang International acquired 1,875,461 shares of Common Stock in exchange for its stock of LMI upon consummation of the Merger pursuant to the terms of the Merger Agreement. In accordance with the Merger Agreement, LMI became a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction.

Linsang acquired 5,317,787 shares of Common Stock and Linsang International acquired 1,875,461 shares of Common Stock in exchange for their stock in LMI upon consummation of the Merger.

Page 7 of 14 Pages

As a result of their ownership of an aggregate of 75.5% of Issuer’s outstanding Common Stock, the Reporting Persons directly and indirectly control the Issuer. In exercising their right to control the Issuer, the Reporting Persons reconstituted the Board of Directors of the Company (the “Board”) and fixed the number of directors at four. All current directors are designees of the Reporting Persons. The Reporting Persons plan to add an additional seat to the Issuer’s present four-person Board and fill such seat with their designee with accounting background.

In order to obtain additional capital for the Issuer, the Reporting Persons are contemplating issuance of a preferred stock or warrants to future investors in a private placement transaction.

Ms. Felice Li has paid approximately $14,000,000 with respect to her guarantees of obligations of Linsang. Linsang intends to transfer 5,317,787 shares of the Issuer to an entity controlled by Ms. Li in satisfaction of its obligations to her.

The Reporting Persons intend continuously to review their investment in the Issuer. In reaching any decision with respect to such investment, the Reporting Persons will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons and general economic and market conditions. Depending upon the results of their review of such factors, the Reporting Persons may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Issuer, or dispose of all or a portion of such securities (whether now or hereafter held).

Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Persons, the intentions of the Reporting Persons may change. Except as set forth above or in any item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information in this Item 5(a) and (b) is given as of the date hereof, and is based on 9,496,900 shares of outstanding Common Stock.1

(i) Linsang has direct beneficial ownership of 5,317,787 shares of Common Stock, constituting 56.0% of the outstanding Common Stock. Linsang has the sole power to vote and dispose of such shares of Common Stock.

(ii) Linsang International has direct beneficial ownership of 1,875,461 shares of Common Stock, constituting 19.7% of the outstanding Common Stock. Linsang International has the sole power to vote and dispose of such shares of Common Stock.

(iii) By virtue of being a general partner of Linsang International, Hyla is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 1,875,461 shares of Common Stock owned by Linsang International constituting 19.7% of the outstanding Common Stock.

[1]	Pursuant to the Issuer’s Information Statement dated June 18, 2003, 99,952,374 shares of Common Stock were issued and outstanding on June 2, 2003, which, following a reverse stock split, were converted into 1,499,999 shares of Common Stock. An additional 7,996,900 shares of Common Stock were issued in the Merger.

Page 8 of 14 Pages

(iv) By virtue of being a managing member of Linsang, Mr. Kwok Li is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 5,317,787 shares of Common Stock owned by Linsang constituting 56.0% of the outstanding Common Stock. Mr. Kwok Li, by virtue of being the husband of Ms. Felice Li, may be deemed to be the beneficial owner of 1,875,461 shares of Common Stock (constituting 19.7% of the outstanding Common Stock) beneficially owned by Ms. Felice Li. Mr. Kwok Li disclaims beneficial ownership of such shares.

(v) By virtue of being the sole member of Hyla which is the general partner of Linsang International, Ms. Felice Li is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of 1,875,461 shares of Common Stock owned by Linsang International constituting 19.7% of the outstanding Common Stock. Ms. Felice Li, by virtue of being the wife of Mr. Kwok Li, may be deemed to be the beneficial owner of the 5,317,787 shares of Common Stock (constituting 56.0% of the outstanding Common Stock) beneficially owned by Mr. Kwok Li. Ms. Felice Li disclaims beneficial ownership of such shares.

(c) See Item 3.

(d) Pursuant to the terms of a letter agreement, dated May, 2003, Linsang has agreed to turn over any proceeds from the sale, if any, of Common Stock to JP Morgan Chase Bank, as collateral agent, on behalf of JP Morgan Chase Bank and Credit Suisse First Boston, Cayman Islands Branch.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(d).

Item 7. Material to be Filed as Exhibits.

EXHIBIT A	Joint Filing Agreement, dated July 31, 2003, among Linsang, Linsang International, Hyla, Felice Li and Kwok Li.

Page 9 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINSANG PARTNERS, LLC

By:	/s/ KWOK LI
Name: Kwok Li
Title: Managing Member

Date: July 31, 2003

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINSANG INTERNATIONAL LP
By:	Hyla Holdings, LLC, its General Partner

By:	/s/ FELICE LI
Name: Felice Li
Title: Sole Member

Date: July 31, 2003

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYLA HOLDINGS, LLC

By:	/s/ FELICE LI
Name: Felice Li Title: Sole Member

Date: July 31, 2003

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWOK LI

By:	/s/ KWOK LI
Name: Kwok Li

Date: July 31, 2003

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELICE LI

By:	/s/ FELICE LI
Name: Felice Li

Date: July 31, 2003

Page 14 of 14 Pages